SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.
(Name of Subject Company)

ORBITZ, INC.
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

68556Y 10 0
(CUSIP Number of Class A Common Stock)
(No CUSIP for Class BCommon Stock)

Jeffrey G. Katz, Chairman, President and Chief Executive Officer
Orbitz, Inc.
200 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606
(312) 894-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 S. Wacker Drive, Suite 5800
Chicago, Illinios 60606
(312) 876-7700

[X]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MASTER Q&A
Orbitz-Cendant Merger Agreement
Dated September 29, 2004

TRANSACTION RATIONALE

1.)
Why is the deal in the best interests of Orbitz' shareholders?

Today's transaction delivers immediate and substantial value to all Orbitz shareholders. The deal is all cash and has been structured as a tender offer, which has been selected by the parties because of its efficiency in allowing a timely closing.

The attractive premium of more than 44 percent to Orbitz' 30-day average close reflects the value and success of Orbitz' unique and profitable approach to online travel—most low fares and travel choices, ease of use, innovative search features, great technology, consumer/supplier friendly approach.

2.)
Why Cendant?

Besides being financially compelling, the proposed transaction is strategically compelling. Our employees, customers, partners and suppliers will all benefit from the greater resources and opportunities afforded as part of a larger company enabling us to accelerate our growth as a leader in the attractive online travel segment.

3.)
How do you rationalize the $27.50 offer price after an IPO price of $26? Did you get a fairness opinion?

The all cash deal offers Orbitz shareholders a significant premium—34 percent over Monday's closing price and more than 44 percent over the 30-day average close. The attractive premium reflects the quality and success of Orbitz' unique and profitable approach to online travel.

Credit Suisse First Boston and Latham & Watkins served as financial and legal advisors to the company. CSFB delivered an opinion to the Board with respect to the fairness from a financial standpoint of the transaction to stockholders. The Board of Directors also established a Special Committee of independent directors to separately evaluate the transaction on behalf of Class A (public) shareholders. Merrill Lynch and Winston & Strawn served as financial and legal advisors to the Special Committee of the Board. Merrill Lynch delivered a fairness opinion to the Special Committee with respect to the fairness from a financial standpoint of the transaction to Class A stockholders.

4.)
Why now? I thought Orbitz had a bright future.

We do in fact have a bright future. We are simply seizing a great opportunity and taking advantage of a good strategic fit. The attractive premium reflects the quality and success of Orbitz' unique and profitable approach to online travel. Our employees, customers, partners and suppliers will benefit from the greater resources and opportunities afforded as part of a larger company enabling us to accelerate our growth as a leader in the attractive online travel segment.

5.)
Is Orbitz combining with Cendant because it does not have sufficient market share to compete on its own?

We are simply seizing a great opportunity and taking advantage of a good strategic fit. The attractive premium reflects the quality and success of Orbitz' unique and profitable approach to online travel. Our employees, customers, partners and suppliers will benefit from the greater resources and opportunities afforded as part of a larger company enabling us to accelerate our growth as a leader in the attractive online travel segment.

6.)
Does Cendant have the cash to pay for this deal?

Yes. Cendant will use the cash from the sale of its Jackson Hewitt Tax Service business and additional cash on hand to pay for Orbitz.

7.)
Will Jeff Katz still lead Orbitz?

Jeff will continue to lead Orbitz during the transition period to ensure seamless integration with Cendant, but it is anticipated that his employment would end following completion of the merger. However, it is anticipated that substantially all of the current operating management of Orbitz and of Orbitz for Business will remain with the company.

8.)
Will Cendant be laying off Orbitz employees after the sale?

There may be duplicative administration positions that will be affected, but Cendant recognizes the deep talent of our employees and desires to keep our workforce largely in tact. In fact, it is anticipated that many from current Orbitz and OFB leadership will stay with company, thereby preserving the Orbitz culture and mitigating an execution risk during the transition period.

9.)
Will Cendant close Orbitz' Chicago office?

No. Cendant/Orbitz will maintain and grow its Chicago-area presence. OFB will continue to be headquartered in Chicago and it's anticipated that the majority of Orbitz and OFB leadership will stay and that the company's presence here will be expanded. In fact it is anticipated that Cendant's CheapTickets.com, Travelport and Lodging.com businesses will also be based in the Chicago area and will share our technology platform.

10.)
Are there change of control provisions to the charter member agreements?

Cendant will keep Orbitz' contracts with charter members and Supplier Link customers and will maintain its unbiased fare display.

11.)
Will Cendant give preferential treatment to the companies it owns?

Cendant will keep Orbitz' contracts with charter members and Supplier Link customers and will maintain its unbiased display of airfares.

12.)
What will happen to Orbitz' promise to be unbiased in its service providers' placement?

Cendant will keep Orbitz' contracts with charter members and Supplier Link customers and will maintain its commitment to the unbiased display of airfares.

13.)
What will happen to the Worldspan relationship? What about the relationship with Travelweb?

We will not comment on specific contracts, but we expect Cendant/Orbitz to maintain all existing contractual agreements—including Orbitz' contracts with Worldspan and Travelweb.

14.)
What happens to Supplier Link?

Cendant will keep Orbitz' contracts with charter members and Supplier Link customers and will maintain its unbiased fare display.

15.)
How much of a financial gain can Orbitz senior management expect from this deal?

There is no incremental financial gain beyond the value employees will receive from the exercise and sale of vested options. The option packages of our senior employees are detailed in our proxy statement.

16.)
Will any members of Orbitz' management be joining Cendant?

Yes. The strength of our leadership is a key reason for this acquisition. Although it is anticipated that Jeff Katz' employment would end following the completion of the transaction, many of the key members of the current Orbitz and OFB leadership team will stay with the company, thereby preserving the Orbitz culture.

17.)
Will any of Orbitz' directors join Cendant's board?

There are no plans at this point for any of Orbitz' directors to join Cendant's board.

18.)
Do any of the Orbitz executives have golden parachute agreements?

The compensation packages (including equity compensation) and change of control provisions for our executive officers have been disclosed in our public filings.

19.)
What will be the consequences of the make-whole provision of Mr. Katz's contract as the price will be below the $30 threshold?

Jeff's compensation package, including change of control provisions, has been disclosed in our public filings.

20.)
Will Orbitz continue with its strategy of growing the corporate travel area under its new ownership?

Differentiated OFB and Travelport brands will both be kept and will complement one another in serving the managed and unmanaged business travel segments. In fact, besides Travelport, other Cendant travel businesses, including CheapTickets.com and Lodging.com, will be based in Chicago and will share our strong technology platform.

21.)
How will the technology be integrated?

Orbitz technology will become the core platform for Cendant online travel; Supplier Link and charter associate contracts will be continued. The transaction will provide synergies in technology, fulfillment and operations. Specifically, Orbitz, CheapTickets and Travelport and Lodging.com will remain differentiated brands, joining Orbitz and OFB in Chicago and using its technology platform.

22.)
What are the combined companies' international expansion plans?

The combined company will have greater scale and resources to accelerate growth, market aggressively, provide international presence and take Orbitz to the next level more quickly.

23.)
How will Orbitz' marketing approach change?

Cendant clearly recognizes the strength of the Orbitz.com product and the company's marketing program and this is one of the key reasons for the acquisition. Orbitz remains commitment to unbiased fare displays and its charter associate contracts will be maintained.

TRANSACTION BACKGROUND/TERMS

24.)
How did this deal come about? Who approached whom?

Cendant approached us. We have been conducting talks with Cendant for the past several months. Besides being financially compelling, the proposed transaction is strategically compelling. Our employees, customers, partners and suppliers will all benefit from the greater resources and opportunities afforded as part of a larger company enabling us to accelerate our growth as a leader in the attractive online travel segment.

25.)
How long have the two companies been discussing a possible merger?

We have been in discussions with Cendant for some time, and we're pleased that the parties were able to reach a definitive agreement that we believe is attractive to all of our stockholders.

26.)
When do you expect the transaction to close?

We expect the transaction to close in November 2004.

27.)
Do you expect other bidders to emerge?

We can't speculate on whether other bidders are likely to emerge.

28.)
Is there a break-up fee?

As is customary, the terms of the merger agreement include a termination fee.

29.)
Does this transaction require stockholder approval?

If, after completion of the tender offers, Cendant and its affiliates own at least 90 percent of the outstanding shares of each of the Class A common stock and Class B common stock of Orbitz, Cendant will be permitted under Delaware law to effect a "short-form" merger without a separate stockholder approval. We expect the transaction to close in November.

30.)
Who are your largest shareholders?

Our largest shareholders are the five founding airlines.

31.)
What percentage of Orbitz' shares do the airlines own?

All of Orbitz' airline stockholders collectively own approximately 61 percent of the fully diluted shares outstanding of Orbitz, and nearly 66 percent of the primary shares.

32.)
Will any facilities be shut down or sold?

No. As far as Orbitz is concerned it will be business as usual. There are no immediate plans to shut down any facilities.

33.)
Who are Cendant's major customers? Who are Orbitz'?

Cendant and Orbitz both attract travel customers looking for the best quality travel choices at the lowest prices.

34.)
Will the level of service provided to both companies' current customers be enhanced/suffer as a result of the transaction?

The offerings of both companies will be enhanced. Orbitz' travel offerings will be enhanced by the transaction. Cendant and Orbitz' travel offerings are highly complementary and the consumer-friendly and supplier-friendly aspects of Orbitz' model will live on due to Cendant's agreement to continue providing unbiased fare displays and to maintain Orbitz Charter Associate and Supplier Link contracts providing low distribution costs.

35.)
What will the combined company look like in terms of gross bookings and market share?

According to third party research, the combined companies would rank as the second largest online travel agency, with a combined share of 22 percent. Orbitz' next largest competitor now has a 20 percent share.

36.)
Who are your advisors?

Credit Suisse First Boston served as financial advisor to Orbitz and Latham & Watkins acted as legal advisor to Orbitz. In connection with the Orbitz board of directors' approval of the transaction, CSFB rendered an opinion as to the fairness from a financial point of view of the transaction price.

The Orbitz board of directors also established a special committee of independent directors to separately evaluate the transaction on behalf of Orbitz Class A (public) shareholders. Merrill Lynch & Co. served as financial advisor to the special committee of the Orbitz board of directors and Winston & Strawn LLP acted as the special committee's legal advisor. Merrill Lynch delivered an opinion to the special committee that the $27.50 per share consideration is fair from a financial point of view.

EMPLOYEES

37.)
Why is Orbitz selling the company?

As a combined company, employees, customers, partners and suppliers will benefit from the greater resources and scale and opportunities of a larger company, enabling us to accelerate our growth as a leader in the attractive online travel segment. The consumer-friendly and supplier-friendly aspects of Orbitz' model will live on, Cendant will continue providing unbiased fare displays and will maintain Orbitz Charter Associate and Supplier Link contracts, providing our suppliers the low distribution costs they've come to enjoy.

38.)
What will change at Orbitz?

This transaction is about opportunity. Employees, customers, partners and suppliers will benefit from the greater resources and scale and opportunities of a larger company, enabling us to accelerate our growth as a leader in the attractive online travel segment. Employees will benefit as part of a larger organization with enhanced prospects for growth and career development. The consumer-friendly and supplier-friendly aspects of Orbitz' model will live on due to Cendant's agreement to continue providing unbiased fare displays and to maintain Orbitz Charter Associate and Supplier Link contracts providing low distribution costs.

39.)
Will Cendant close the Chicago office?

No. Cendant/Orbitz will maintain and grow its Chicago presence. OFB will continue to be headquartered in Chicago and it's anticipated that the majority of Orbitz and OFB leadership will stay and that the company's presence here will be expanded. The integration plans anticipate that CheapTickets.com, Travelport and lodging.com will combine their technology platforms and operations to form a common platform with Orbitz, based in Chicago.

40.)
What will happen to overlapping positions?

The transaction is about opportunity and Cendant is seeking to retain substantially all Orbitz and OFB employees. The transaction provides a foundation for significant synergies in technology, fulfillment and operations, which will allow both Orbitz and CheapTickets.com to continue to aggressively market and promote their respective brands while increasing profitability.

41.)
What will happen to employee stock options?

Vested employee stock options will be cashed out in connection with the closing of the transaction. Unvested stock options will be assumed by Cendant and converted into options to acquire Cendant common stock.

42.)
Do you expect to have morale problems?

Cendant recognizes the talent of our employees and desires to keep our workforce. Many from current Orbitz leadership will stay with company thereby preserving the Orbitz culture. During this transition, we can't miss a beat—it is critical to focus on business as usual.

43.)
Will Orbitz maintain its name? What will happen to our brand?

We expect the Orbitz and the OFB brands to continue as they are well recognized in the travel business. Not only will Orbitz and OFBN maintain and grow their Chicago presence, but it is anticipated that CheapTickets.com, Travelport and lodging.com will remain differentiated brands and join Orbitz in Chicago and share its technology platform.

ORBITZ FOR BUSINESS CUSTOMERS

44.)
What happens to the Orbitz for Business brand?

OFB and Travelport will be kept as separate brands that will complement each other. Customers will be able to choose between OFB and Travelport, which will share Orbitz' technology platform. OFB will continue to be headquartered in Chicago and it's anticipated that the majority of Orbitz and OFB leadership will stay and that the company's presence here will be expanded.

45.)
How will Cendant enhance Orbitz' OFB business?

The larger company will have greater resources and scale to grow and develop enhanced offerings and more choices for customers. The consumer-friendly aspects of Orbitz' model will live on due to Cendant's agreement to continue providing unbiased fare displays. We intend to keep providing the same savings, smart features and exceptional service you've always expected of us.

CONSUMERS

46.)
Won't service suffer? What assurance can you give that it won't?

We intend to keep providing the same savings, smart features and exceptional service you've always expected of us. The larger company will have greater resources and scale to grow and develop enhanced offerings and more choices for customers. In the meantime, during this transition, it's business as usual.

47.)
Will the website address change?

No, www.orbitz.com will be maintained.

48.)
Will this deal affect transaction fees?

Orbitz' consumer service fees and service fees from partners have been set based on marketplace conditions and are subject to contractual commitments. We expect Cendant/Orbitz to maintain all existing contractual agreements—including Orbitz' contracts with Worldspan and Travelweb.

49.)
Are my reservations safe?

Yes. We at Orbitz are confident that this transition will be transparent to our customers.

50.)
Will my itinerary change?

No. We at Orbitz are confident that this transition will be transparent to our customers.

PARTNERS/SUPPLIERS

51.)
Is our contract still valid?

Yes, contracts with charter associates, Supplier Link customers and others will remain in place.

52.)
How will this affect business going forward?

Valued partners and suppliers will continue to benefit from our low distribution costs and Orbitz' supplier-friendly approach.

53.)
How can you assure us that you will maintain your unbiased display?

Cendant will keep Orbitz' contracts with charter associates and Supplier Link customers and will maintain its unbiased fare displays.

54.)
Will my Orbitz contact change?

During this transition, it's business as usual. You should continue to work with your current Orbitz contact.

55.)
Whom should I call if I have questions?

During this transition, it's business as usual. You should continue to work with your current Orbitz contact.

GOVERNMENT/CIVIC

56.)
What regulatory approvals do you need?

We need to receive Hart Scott Rodino clearance.

57.)
Will the airlines still own part of the company?

No, the airlines will no longer have ownership stakes in Orbitz.

58.)
What kind of impact will this have on the company's Chicago presence?

The company will continue to be headquartered in Chicago and it's anticipated that the majority of Orbitz and OFB leadership will stay and that our presence here will be expanded.

59.)
How is this transaction good for local and national customers and suppliers of online travel?

The greater resources and opportunities of a larger company will enable us to offer more choices for consumers and suppliers. As usual, they will continue to benefit from Orbitz' uniquely low distribution costs and unbiased fare displays.

# # #

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.